Mail Stop 3561
      October 19, 2005

James A. McGrady
Executive Vice President
Retail Ventures, Inc.
3241 Westerville Road
Columbus, OH  43224

      Re:	Retail Ventures, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
      Filed September 21, 2005
		File No. 333-125032

Dear Mr. McGrady:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please refer to comment number 1 in our letter dated June 17, 2005. It appears that the cover page still contains excessive detail which makes it difficult to read. For example, the first full sentence is lengthy and difficult to follow. Further, the last full paragraph on page one should be revised to eliminate the use of all
capitalizations. Accordingly, please revise your cover page to include only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision and limit the cover page
to one page.
Questions and Answers About the Rescission Offer, page 2
2. Please refer to comment 4 in our letter dated June 17, 2005.
It
appears that you have not fully addressed our comment.  Please expand
your revised disclosure to briefly clarify the nature of Section
12
rights under the Securities Act.
Risk Factors, page 6
3. We note your response to comment 6 in our letter dated June 17, 2005, indicating that the current market price of your shares was $11.96 as of September 20, 2005. You stated that since the highest price that the investors paid was $9.70, and since you instructed MFS
Heritage Trust Company not to effect repurchases if the price paid by the investor is less than the current market value of the shares, the market price would have to fall dramatically for the cost of repurchases to be significant. It appears, however, that the closing market price of your shares on October 18, 2005 was $9.16 per share, which is less than the price that some of the investors paid. Accordingly, please include a risk factor discussing how a total or partial acceptance will affect your continued business vitality and what impact a partial acceptance could have upon the market value of the remaining securities.

Terms of the Rescission Offer, page 14
4. Please refer to comment 12 in our letter dated June 17, 2005. It is unclear why you chose July 12, 2003 as the start date for deciding who would be extended the rescission offer.
5. In this regard, please revise your disclosure to more clearly indicate the eligibility of each prospectus recipient to participate in the rescission offer. Also, please clarify when and how you will determine who may participate and if the determination will be made after the recipient accepts the rescission offer. If applicable, please clearly indicate that the receipt of the prospectus does not necessarily mean that the recipient is eligible to participate in the rescission offer.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
David Mittelman, Branch Chief, at (202) 551-3214 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Susan E. Brown, Esq.
	Vorys, Sater, Seymour and Pease LLP
      Fax: (614) 719-4642

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James A. McGrady
Retail Ventures, Inc.
October 19, 2005
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